Exhibit 99.1

GENFIT Reports Third Quarter 2022 Financial Information

– Cash and cash equivalents: €163.6 million as of September 30, 2022

Lille, France; Cambridge, MA; November 10, 2022 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with severe chronic liver diseases, today announced its cash position as of September 30, 2022 and revenue for the first nine months of 20221.

Cash Position

As of September 30, 2022, the Company’s cash and cash equivalents amounted to €163.6 million compared with €91.5 million a year earlier.

As of June 30, 2022, cash and cash equivalents totaled €209.1 million.

The decrease in cash and cash equivalents between June 30, 2022, and September 30, 2022, takes into account notably the initial consideration of CHF40.0 million for the acquisition of Versantis AG, which GENFIT paid at the closing of this acquisition on September 29, 2022. It also includes the consolidation of the cash and cash equivalents of Versantis for the first time, which amounted to €5.1 million.

Revenue

Revenue2 for the first nine months of 2022 amounted to €14,129 thousand compared to €20 thousand for the same period in 2021.

The increase in revenue is mainly attributable to the partial recognition of the €40.0 million deferred income, which was accounted for in accordance with IFRS 15 following the conclusion of the strategic licensing and collaboration agreement with Ipsen on December 17, 2021. The revenue recognized out of this deferred income amounted to €13,050 thousand for the first nine months of 2022.

1 Unaudited financial information under IFRS

2 Revenue recognized under IFRS 15

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ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with severe chronic liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in the research and development of therapeutic and diagnostic solutions in liver diseases, with a rich history and strong scientific heritage spanning more than two decades. Thanks to its expertise in bringing early-stage assets with high potential to late development and pre-commercialization stages, today GENFIT boasts a growing and diversified pipeline of innovative therapeutic and diagnostic solutions.

Its R&D is focused on three franchises: cholestatic diseases, Acute on Chronic Liver Failure (ACLF) and NASH diagnostics. In its cholestatic diseases franchise, ELATIVE™, a Phase 3 global trial evaluating elafibranor3 in patients with Primary Biliary Cholangitis (PBC) is well underway following a successful Phase 2 clinical trial. Topline data is expected to be announced in the second quarter 2023. In 2021, GENFIT signed an exclusive licensing agreement with IPSEN to develop, manufacture and commercialize elafibranor in PBC and other indications.4 GENFIT is also developing GNS5613 in cholangiocarcinoma following the acquisition of exclusive rights in this indication from Genoscience Pharma in 20215. In ACLF, a Phase 1 clinical program with nitazoxanide has been initiated in 2021, and GENFIT further expanded its ACLF pipeline in 2022 via the acquisition of Swiss-based clinical-stage company Versantis, with a Phase 2 ready program evaluating liposomes technology and a preclinical stage small molecule. As part of its diagnostic solutions franchise, the Company entered into an agreement with Labcorp in 2021 to commercialize NASHnext®, powered by GENFIT’s proprietary diagnostic technology NIS4®, and recently developed NIS2+™, an evolutionary and optimized diagnostic tool in identifying at-risk NASH.

GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. www.genfit.com

GENFIT FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, in relation to expected timelines for the publication of ELATIVE™ Phase 3 trial data, and the Company’s revenue and cash position. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the

3 Elafibranor and GNS561 are investigational compounds that have not been reviewed nor been approved by a regulatory authority

4 With the exception of China, Hong Kong, Taiwan, and Macau where Terns Pharmaceuticals holds the exclusive license to develop and commercialize elafibranor

5 Agreement includes commercialization and development in the United States, Canada and Europe, including the United Kingdom and Switzerland

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uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, the impact of the COVID-19 pandemic, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2021 Universal Registration Document filed with the AMF on April 29 2022 under n° D.22-0400, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2021 Annual Report on Form 20-F filed with the SEC on April 29, 2022 and the 2022 Half- Year Business and Financial Report. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel : + 33 3 20 16 40 00 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie BOYER – Press relations | Tel : + 33 3 20 16 40 00 | stephanie.boyer@genfit.com

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